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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            RSL COMMUNICATIONS, LTD.
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                                (Name of Issuer)

               CLASS A COMMON SHARES, PAR VALUE $.00457 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G7702U 10 2
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                                 (Cusip Number)

                                Ronald S. Lauder
                         c/o RSL Investments Corporation
                                767 Fifth Avenue
                            New York, New York 10153
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 7, 2000
        -----------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

Cusip No. G7702U 10 2                                               Page 2 of 10


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    1            NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 Ronald S. Lauder
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    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                 Instructions)                                          (a)  / /
                                                                        (b)  /X/
--------------------------------------------------------------------------------
    3            SEC USE ONLY
--------------------------------------------------------------------------------
    4            SOURCE OF FUNDS (See Instructions)
                   OO (See Item 3.)
--------------------------------------------------------------------------------
    5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                 TO ITEMS 2(d) or 2(e)                                       / /
--------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.
--------------------------------------------------------------------------------
                            7         SOLE VOTING POWER
      NUMBER OF
                                      14,159,535 (see Item 5)
        SHARES          --------------------------------------------------------
                             8        SHARED VOTING POWER
     BENEFICIALLY
                                      2,721,869 (see Item 5)
       OWNED BY         --------------------------------------------------------
                             9        SOLE DISPOSITIVE POWER
         EACH
                                      14,159,535 (see Item 5)
      REPORTING         --------------------------------------------------------
                            10        SHARED DISPOSITIVE POWER
        PERSON
                                      2,721,869 (see Item 5)
         WITH
--------------------------------------------------------------------------------
    11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 16,881,404 (see Item 5)
--------------------------------------------------------------------------------
    12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES (See Instructions)                                   / /

--------------------------------------------------------------------------------
    13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      33.6%
--------------------------------------------------------------------------------
    14           TYPE OF REPORTING PERSON (See Instructions)

                       HC, IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Cusip No. G7702U 10 2                                               Page 3 of 10

--------------------------------------------------------------------------------
    1            NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                 RSL Capital LLC
--------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                 Instructions)                                          (a)  / /
                                                                        (b)  /X/
--------------------------------------------------------------------------------
    3            SEC USE ONLY
--------------------------------------------------------------------------------
    4            SOURCE OF FUNDS (See Instructions)
                   OO (see Item 3)
--------------------------------------------------------------------------------
    5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                 TO ITEMS 2(d) or 2(e)                                       / /
--------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE OF ORGANIZATION
                   State of New York
--------------------------------------------------------------------------------
                            7         SOLE VOTING POWER
      NUMBER OF
                                      10,423,795 (see item 5)
        SHARES          --------------------------------------------------------
                             8        SHARED VOTING POWER
     BENEFICIALLY
                                      None
       OWNED BY         --------------------------------------------------------
                             9        SOLE DISPOSITIVE POWER
         EACH
                                      10,423,795 (see item 5)
      REPORTING         --------------------------------------------------------
                            10        SHARED DISPOSITIVE POWER
        PERSON
                                      None
         WITH
--------------------------------------------------------------------------------
    11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 10,376,295 (see item 5)
--------------------------------------------------------------------------------
    12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES (See Instructions)                                   / /

--------------------------------------------------------------------------------
    13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      23.8%
--------------------------------------------------------------------------------
    14           TYPE OF REPORTING PERSON (See Instructions)

                       HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Cusip No. G7702U 10 2                                               Page 4 of 10

--------------------------------------------------------------------------------
    1            NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 RSL Investments Corporation

--------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                 Instructions)                                          (a)  / /
                                                                        (b)  /X/
--------------------------------------------------------------------------------
    3            SEC USE ONLY
--------------------------------------------------------------------------------
    4            SOURCE OF FUNDS (See Instructions)
                   Not applicable.
--------------------------------------------------------------------------------
    5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                 TO ITEMS 2(d) or 2(e)                                       / /

--------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE OF ORGANIZATION
                   State of Delaware
--------------------------------------------------------------------------------
                            7         SOLE VOTING POWER
      NUMBER OF
                                      9,496,295 (see item 5)
        SHARES          --------------------------------------------------------
                             8        SHARED VOTING POWER
     BENEFICIALLY
                                      None
       OWNED BY         --------------------------------------------------------
                             9        SOLE DISPOSITIVE POWER
         EACH
                                      9,496,295 (see item 5)
      REPORTING         --------------------------------------------------------
                            10        SHARED DISPOSITIVE POWER
        PERSON
                                      None
         WITH
--------------------------------------------------------------------------------
    11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 9,496,295 (see item 5)
--------------------------------------------------------------------------------
    12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES (See Instructions)                                   / /

--------------------------------------------------------------------------------
    13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      21.7%
--------------------------------------------------------------------------------
    14           TYPE OF REPORTING PERSON (See Instructions)

                       CO
--------------------------------------------------------------------------------

This Amendment No. 3 amends the Schedule 13D dated April 23, 1998 and filed by Ronald S. Lauder and RSL Investments Corporation with the Securities and Exchange Commission on April 27, 1998, as amended and supplemented by Amendment No. 1 to Schedule 13D dated August 5, 1998 and Amendment No. 2 to Schedule 13D dated December 30, 1998 (as amended, the "Schedule 13D"), relating to the Class A common shares, par value $.00457 per share (the "Class A Common Stock"), of RSL Communications, Ltd., a Bermuda exempted company (the "Issuer"). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to these terms in the Schedule 13D.

Item 2. Identity and Background

         (a) This statement is being filed by Ronald S. Lauder, RSL Capital LLC, a New York limited liability company wholly owned by Mr. Lauder, and RSL Investments Corporation, a Delaware corporation wholly owned by RSL Capital LLC (together, the "Reporting Persons"). The Reporting Persons are making this single, joint filing.

         (b) The principal business and office address of the Reporting Persons is 767 Fifth Avenue, New York, New York 10153.

         (c) Ronald S. Lauder co-founded the Issuer, has served as its Chairman since 1994 and is its largest and controlling shareholder. He is also a founder and has served as the non-executive Chairman of the Board of Central European Media Enterprises Ltd., an owner and operator of commercial television stations and networks in Central and Eastern Europe since 1994 ("CME"). CME's registered office is located at Clarendon House, Church Street, Hamilton HM CX, Bermuda. CME also maintains offices at 18 D'Arblay Street, London W1V 3FP. Mr. Lauder is a principal shareholder of The Estee Lauder Companies Inc. ("Estee Lauder") and has served as Chairman of Estee Lauder International, Inc. ("Estee International") and Chairman of Clinique Laboratories, Inc. ("Clinique") since 1987. Each of Estee Lauder's, Clinique's and Estee International's offices is located at 767 Fifth Avenue, New York, New York 10153.

         Each of RSL Capital LLC and RSL Investments Corporation is engaged in the business of managing investments.

         (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Ronald S. Lauder is a U.S. citizen.

                                       5

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Item 3.  Source and Amount of Funds or Other Consideration

         During the period from August 7 through August 17, 2000, RSL Capital LLC purchased an aggregate 927,500 shares of Class A Common Stock for a total consideration of $4,945,338. The source of the funds used in making the purchases was cash received as a capital contribution from Ronald S. Lauder, the sole member of RSL Capital LLC. Mr. Lauder made the capital contribution from cash on hand.

Item 4. Purpose of Transaction

         The purpose of the purchases described in item 3 was to increase the investment of Mr. Lauder and RSL Capital LLC in the Issuer. The Reporting Persons have no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) through (j) of item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

         (a) As of the date hereof, Mr. Lauder beneficially owned (i) 15,481,527 shares of Class B Common Stock, consisting of 3,263,363 shares of Class B Common Stock held directly by him, 9,496,295 shares of Class B Common Stock held by RSL Investments Corporation, 907,290 shares of Class B Common Stock held by RAJ Family Partners, L.P., a Georgia limited partnership of which Mr. Lauder is a limited partner and a shareholder of the general partner, 1,814,579 shares of Class B Common Stock held by EL/RSLG Media, Inc., of which The 1995 Estee Lauder RSL Trust (of which trust Mr. Lauder is a trustee and the beneficiary) owns 50%,
(ii) 459,900 shares of Class B Common Stock issuable upon the exercise of warrants held directly by Mr. Lauder, (iii) 4,901 shares of Class A Common Stock held directly by Mr. Lauder, (iv) 927,500 shares of Class A Common Stock held by RSL Capital LLC and (v) 7,576 shares of Class A Common Stock issuable upon the exercise of options held directly by Mr. Lauder. This represents 33.6% of the outstanding Class A Common Stock, assuming that only Mr. Lauder and the entities referred to in this paragraph converted their shares of Class B Common Stock into shares of Class A Common Stock and that Mr. Lauder exercised his warrants to purchase shares of Class B Common Stock and then converted those shares of Class B Common Stock into shares of Class A Common Stock and exercised his options to purchase shares of Class A Common Stock, based on 34,230,837 shares of Class A Common Stock actually outstanding as reported by the Issuer.

         As of the date hereof, RSL Capital LLC beneficially owned (i) 9,496,295 shares of Class B Common Stock held by RSL Investments Corporation and (ii) 927,500 shares of Class A Common Stock held directly by RSL Capital LLC. This represents approximately 23.8% of the outstanding Class A Common Stock, assuming that only RSL Investments Corporation converted its shares of Class B Common Stock into shares of Class A Common Stock, based on 34,230,837 shares of Class A Common Stock actually outstanding as reported by the Issuer.

         As of the date hereof, RSL Investments Corporation beneficially owned 9,496,295 shares of Class B Common Stock held directly by it. This represents approximately 21.7% of the

                                       6
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outstanding Class A Common Stock, assuming that only RSL Investments Corporation converted its shares of Class B Common Stock into shares of Class A Common
Stock, based on 34,230,837 shares of Class A Common Stock actually outstanding as reported by the Issuer.

         Each share of Class B Common Stock is convertible into one share of Class A Common Stock. Mr. Lauder's warrants are convertible into an equal number of shares of Class B Common Stock. Mr. Lauder disclaims beneficial ownership of some of the shares owned by EL/RSLG Media, Inc. and RAJ Family Partners, L.P.

         (b) Mr. Lauder has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, 14,159,535 shares of Class A Common Stock and Class B Common Stock, which includes his power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Class B Common Stock held by RSL Investments Corporation and the shares of Class A Common Stock held by RSL Capital LLC. Mr. Lauder has shared power to direct the vote and the disposition of 907,290 shares of Class B Common Stock held by RAJ Family Partners, L.P. and of 1,814,579 shares of Class B Common Stock held by EL/RSLG Media, Inc.

         RSL Capital LLC has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, 10,423,795 shares of Class A Common Stock and Class B Common Stock, which includes its power to direct the vote and the disposition of the shares of Class B Common Stock held by RSL Investments Corporation.

         RSL Investments Corporation has the sole power to vote and dispose of 9,496,295 shares of Class B Common Stock.

         (c) RSL Capital LLC, which after its organization on May 15, 1998 received all of the outstanding shares of capital stock of RSL Investments Corporation as a capital contribution from Mr. Lauder, purchased 200,000 shares of Class A Common Stock for an average price per share of $4.83 on August 7, 2000, 200,000 shares of Class A Common Stock for an average price per share of $5.64 on August 8, 2000, 410,000 shares of Class A Common Stock for an average price per share of $5.68 on August 9, 2000, 25,000 shares of Class A Common Stock for an average price per share of $5.18 on August 10, 2000, 35,000 shares of Class A Common Stock for an average price per share of $4.89 on August 11, 2000, 10,000 shares of Class A Common Stock for an average price per share of $4.50 on August 14, 2000, and 47,500 shares of Class A Common Stock for an average price per share of $3.72 on August 17, 2000. The acquisitions were effected as open-market purchases on the Nasdaq stock market.

         The description of beneficial ownership in item 5(a) also gives effect to the following transactions by Mr. Lauder: the conversion of 500,000 shares of Class B Common Stock for the same number of shares of Class A Common Stock on September 2, 1999, the exchange of 165,000 shares of Class A Common Stock for interests in a limited partnership holding a portfolio of securities on September 8, 1999, the conversion of 165,000 shares of Class B Common Stock for the same number of shares of Class A Common Stock on October 20, 1999 and the exchange of 500,000 shares of Class A Common Stock for interests in this limited partnership on October 22, 1999. None of the Reporting Persons has power to vote or to direct the vote of, or to dispose or to direct the disposition of, any of the securities held by this limited

                                       7

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partnership. The purpose of these transactions was to diversify Mr. Lauder's investment portfolio.

         (d) The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the 1,814,579 shares of Class B Common Stock held by EL/RSLG Media, Inc: (i) each of Ronald S. Lauder, Richard D. Parsons and Ira T. Wender, as co-trustees of, and Ronald S. Lauder as beneficiary of, The 1995 Estee Lauder RSL Trust and (ii) each of Leonard A. Lauder, Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of, and Leonard A. Lauder, as beneficiary of, The 1995 Estee Lauder LAL Trust.

         Each of the managing general partner and other partners of RAJ Family Partners, L.P. has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the 907,290 shares of Class B Common Stock held by RAJ Family Partners, L.P.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

1. Joint Filing Agreement, dated August 17, 2000, among Ronald S. Lauder, RSL Capital LLC and RSL Investments Corporation.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2000



                                             /s/ RONALD S. LAUDER
                                             -----------------------------------
                                             Ronald S. Lauder


                                             RSL Capital LLC


                                             By /s/ JACOB Z. SCHUSTER
                                                --------------------------------
                                                Name:  Jacob Z. Schuster
                                                Title: President

                                             RSL Investments Corporation


                                             By /s/ JACOB Z. SCHUSTER
                                                --------------------------------
                                                Name:  Jacob Z. Schuster
                                                Title: President


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1 -- Joint Filing Agreement, dated August 17, 2000, among Ronald S.
             Lauder, RSL Capital LLC and RSL Investments Corporation.


                                       10